N E W S R E L E A S E

CONTACT: Paul Seavey                             FOR IMMEDIATE RELEASE
(312) 279-1488                                 August 1, 2013

ELS CLOSES ON TRANSACTIONS AND UPDATES GUIDANCE
Sells 11 Michigan Assets, Acquires Three MH Communities

CHICAGO, IL - August 1, 2013 - Equity LifeStyle Properties, Inc. (NYSE: ELS) (referred to herein as “we,” “us,” and “our”) today announced the closing of two transactions.

We completed the sale of ten manufactured home communities located in Michigan collectively containing approximately 4,925 sites. These assets, acquired as part of the $1.5 billion Hometown acquisition in 2011, were ultimately targeted for disposition because they did not satisfy our core business strategy. Overall occupancy has remained around 70% since acquisition with approximately 37% of the occupancy consisting of rental homes and home loans we owned. We expect to close the sale of one additional community located in Michigan containing 419 sites during the third quarter of 2013. The closing of the sale of the remaining community in Michigan is subject to customary closing conditions and no assurances can be given that the disposition will be completed in accordance with the anticipated timing or at all. The sale price for all 11 communities is approximately $165.0 million. We expect to recognize a gain on sale of these assets of approximately $41.0 million in the third quarter of 2013.
We acquired three manufactured home communities located in the Chicago metropolitan area collectively containing approximately 1,207 sites for a purchase price of $102 million. We funded the purchase price with available cash and limited partnership interests in our operating partnership.

Marguerite Nader, our Chief Executive Officer, commented, “We are pleased with the execution on these transactions. We were able to redeploy capital from our sale of assets in non-core markets into three high quality manufactured home communities in the Chicagoland area to complement our existing assets in this market.”
As a result of these transactions, we are revising our previously issued guidance range for normalized funds from operations (“Normalized FFO”) per share. We project fully diluted Normalized FFO per share of $0.61 to $0.67 for the three months ending September 30, 2013 and $2.46 to $2.56 for the year ending December 31, 2013. See table below for additional information:

(In millions, except per share data, adjusted for stock split, unaudited) (1)

	Quarter Ended	Year Ended
	September 30, 2013	December 31, 2013
Income from property operations - 2013 Core	$98.4	$391.9
Income from property operations - Acquisitions (2)	1.3	4.8
Income from discontinued operations	1.0	8.8
Property management and general and administrative	(16.7)	(66.8)
Other income and expenses	6.2	17.9
Financing costs and other	(31.8)	(128.4)
Normalized FFO (3)	$58.4	$228.2

Normalized FFO per share - fully diluted	$0.61 - $0.67	$2.46 - $2.56
Weighted average shares outstanding - fully diluted	91.1	91.1

	Quarter Ended	Year Ended
	September 30, 2013	December 31, 2013
Normalized FFO (3)	$58.4	$228.2
Change in fair value of contingent consideration asset	—	1.1
Transaction costs	(0.3)	(0.4)
Early debt retirement	(38.3)	(39.7)
FFO (3)	$19.8	$189.2
Depreciation on real estate and other	(25.9)	(105.2)
Depreciation on rental homes	(1.7)	(6.5)
Depreciation on discontinued operations	(0.1)	(1.7)
Deferral of right-to-use sales revenue and commissions, net	(1.1)	(3.5)
Income allocated to OP Units	(2.5)	(9.5)
Gain on sale of property	41.0	42.0
Net income available to common shares	$29.5	$104.8

FFO per share - fully diluted	$0.19 - $0.25	$2.03 - $2.13
Net income per common share - fully diluted (4)	$0.32 - $0.38	$1.20 - $1.30

Weighted average shares outstanding - fully diluted	91.1	91.1
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1.
Each line item represents the mid-point of a range of possible outcomes and reflects management's estimate of the most likely outcome. Actual Normalized FFO, Normalized FFO per share, FFO, FFO per share, Net Income and Net Income per share could vary materially from amounts presented above if any of our assumptions is incorrect.

2.	Includes properties acquired in 2012 and 2013.

3.	See the Current Report on Form 8-K filed on August 1, 2013 for definitions of Normalized FFO and FFO.

4.	Net income per fully diluted common share is calculated before Income allocated to OP Units.

Our guidance acknowledges the existence of volatile economic conditions, which may impact our current guidance assumptions. Factors impacting 2013 guidance include but are not limited to the following: (i) the mix of site usage within the portfolio; (ii) yield management on our short-term resort sites; (iii) scheduled or implemented rate increases on community and resort sites; (iv) scheduled or implemented rate increases in annual payments under right-to-use contracts; (v) occupancy changes; (vi) our ability to retain and attract customers renewing or entering right-to-use contracts; (vii) performance of the chattel loans purchased by us in connection with a prior acquisition; (viii) our ability to integrate and operate recent acquisitions in accordance with our estimates; (ix) completion of pending transactions in their entirety and on assumed schedule and (x) ongoing legal matters and related fees.
As of August 1, 2013, we own or have an interest in 376 quality properties in 32 states and British Columbia consisting of 138,964 sites. We are a self-administered, self-managed real estate investment trust (“REIT”) with headquarters in Chicago.
This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used, words such as “anticipate,” “expect,” “believe,” “project,” “intend,” “may be” and “will be” and similar words or phrases, or the negative thereof, unless the context requires otherwise, are intended to identify forward-looking statements and may include, without limitation, information regarding our expectations, goals or intentions regarding the future, and the expected effect of our recent acquisitions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, including, but not limited to:

•
our ability to control costs, real estate market conditions, the actual rate of decline in customers, the actual use of sites by customers and our success in acquiring new customers at our properties (including those that we may acquire);

•	our ability to maintain historical rental rates and occupancy with respect to properties currently owned or that we may acquire;

•	our ability to retain and attract customers renewing, upgrading and entering right-to-use contracts;

•	our assumptions about rental and home sales markets;

•	our assumptions and guidance concerning 2013 estimated net income, FFO and Normalized FFO;

•	our ability to manage counterparty risk;

•
in the age-qualified properties, home sales results could be impacted by the ability of potential homebuyers to sell their existing residences as well as by financial, credit and capital markets volatility;

•
results from home sales and occupancy will continue to be impacted by local economic conditions, lack of affordable manufactured home financing and competition from alternative housing options including site-built single-family housing;

•	impact of government intervention to stabilize site-built single family housing and not manufactured housing;

•	the completion of transactions in their entirety and future transactions, if any, and timing and effective integration with respect thereto;

•	effective integration of recent acquisitions and our estimates regarding the future performance of recent acquisitions;

•	unanticipated costs or unforeseen liabilities associated with recent acquisitions;

•	ability to obtain financing or refinance existing debt on favorable terms or at all;

•	the effect of interest rates;

•	the dilutive effects of issuing additional securities;

•	the effect of accounting for the entry of contracts with customers representing a right-to-use the Properties under the Codification Topic “Revenue Recognition;” and

•	other risks indicated from time to time in our filings with the Securities and Exchange Commission.
These forward-looking statements are based on management's present expectations and beliefs about future events. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.